Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	State of Incorporation/ Organization	Country	Assumed Name
Owens & Minor Medical, Inc.	Virginia	USA
O&M Funding Corp.	Virginia	USA
Owens & Minor Distribution, Inc.	Virginia	USA	OM HealthCare Solutions
OM Solutions International, Inc.	Virginia	USA
Owens & Minor Canada, Inc.	Virginia	USA
Owens & Minor Global Resources, LLC	Virginia	USA
Owens & Minor Healthcare Supply, Inc.	Virginia	USA
Access Diabetic Supply, LLC	Florida	USA	AOM HealthCare Solutions
Access Respiratory Supply, Inc.	Florida	USA
Medical Supply Group, Inc.	Virginia	USA
Key Diabetes Supply Co.	Michigan	USA	AOM HealthCare Solutions
OMI International, Ltd.	N/A	British Virgin Islands
Mira MEDsource Holding Company Limited	N/A	Hong Kong
Mira MEDsource (Shanghai) Company Limited	N/A	Peoples Republic of China